U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Heska Corporation

(Name of Issuer)

Heska Corporation

(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

42805E306

(Cusip Number of Class of Securities)

Jason A. Napolitano

Executive Vice President and Chief Financial Officer

Heska Corporation

3760 Rocky Mountain Avenue

Loveland, Colorado 80538

(970) 493-7272

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Scott A. Berdan

Lucy Schlauch Stark

Holland & Hart, LLP

One Boulder Plaza

1800 Broadway, Suite 300

Boulder, CO 80302

(303) 473-2700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$408,500	$47.00(1)

(1)	Previously paid.
*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $9.50 per share for the eligible shares of Common Stock, multiplied by 43,000, the estimated maximum number of shares to be purchased in the offer.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Filing Party: Not applicable.

Form or Registration No.: Not applicable.

Date Filed: Not applicable.

Introduction

This Amendment No. 2 to Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on September 25, 2012, and October 9, 2012, respectively, by Heska Corporation, a Delaware corporation, in connection with its offer to purchase for cash of all shares of its common stock held by stockholders that owned 99 or fewer shares as of the close of business on August 21, 2012, and that continue to own such shares through the expiration date of the offer, pursuant to the offer to purchase and the related documents (including the letter of transmittal), in each case as amended. The Schedule 13E-3, as amended, has been filed with the Securities and Exchange Commission to, among other things, amend the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 thereto, filed by Heska Corporation on August 27, 2012, and September 14, 2012, respectively, with respect to the odd-lot tender offer. Except as otherwise noted below, no changes have been made to the Schedule 13E-3 or the offer to purchase and related documents, as amended, that were previously filed with the Securities and Exchange Commission on October 9, 2012.

Items 1 through 15 of the Schedule 13E-3, as amended, which incorporate by reference the information contained in the offer to purchase, as amended, and the offer to purchase and related documents are hereby amended as follows:

The expiration date of the offer to purchase, as amended, which was initially established to be 5:00 p.m., Eastern time, on October 2, 2012, and which was subsequently extended to 5:00 p.m., Eastern time, on October 15, 2012, has been extended to 5:00 p.m., Eastern time, on October 22, 2012. The expiration date of the offer to purchase, as amended, may be further extended and the offer to purchase, as amended, may also be earlier terminated. The offer to purchase and related documents (including the letter of transmittal), in each case as amended, are hereby further amended in their entirety to replace all references to 5:00 p.m., Eastern time, on October 15, 2012, with 5:00 p.m., Eastern time, on October 22, 2012.

ITEM 16.	EXHIBITS.

(a)	Exhibit No.	Description

	(1)(i)	Amended Offer to Purchase dated October 5, 2012*

	(1)(ii)	Amended Letter of Transmittal*

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(v)	Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

	(1)(vi)	Amended Form of Notice of Guaranteed Delivery*

	(1)(vii)	Letter to Stockholders from the Chief Executive Officer and Chairman of the Board of Heska Corporation, dated August 27, 2012*

	(5)(i)	Press Release dated August 27, 2012*

	(5)(ii)	Press Release dated September 14, 2012*

	(5)(iii)	Press Release dated September 25, 2012*

	(5)(iv)	Press Release dated October 9, 2012*

	(5)(v)	Press Release dated October 16, 2012

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HESKA CORPORATION

By:	/s/ Jason A. Napolitano
Jason A. Napolitano
Executive Vice President and Chief Financial Officer

Dated: October 16, 2012